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New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

April 27, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc.

Registration Statement on Form 10

Filed March 24, 2016

File No. 000-55506

Dear Ms. Hayes:

At the request and on behalf of our client, Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on April 21, 2016, relating to the Company’s Registration Statement on Form 10 filed on March 24, 2016 (the “Form 10”). These responses have been prepared by the Company with our assistance.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

April 27, 2016

General

Comment:

1.	Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal, as applicable, before the automatic effectiveness date.

Response:

This filing was made voluntarily and, if deemed necessary, we will file a request for withdrawal prior to the automatic effectiveness date.

Products Under Development, page 1

Comment:

2.	The chart on page 3 indicates that you are targeting near term completion of preclinical development efforts for four product candidates. Accordingly, please revise your disclosures concerning these product candidates to explain briefly the preclinical development efforts undertaken to date.

Response:

We have revised our disclosures concerning each of the Company’s product candidates in response to this comment.

CK-101 (formerly RX-518) EGFR Inhibitor Program, page 2

Comment:

3.	Please revise the first paragraph on page 3 to identify the third parties who conducted the studies you reference. Please also tell us, and disclose if applicable, whether the FDA has made a determination regarding the efficacy of the referenced inhibitors.

Response:

We have revised the first paragraph on page 3 in response to this comment.

April 27, 2016

CK-102 (formerly CEP-9722) PARP Inhibitor Program, page 3

Comment:

4.	We note your disclosure of “early clinical development” of CK-102 and your designation of Phase 1b in your chart on page 3. Please revise to provide a description of the clinical trials that you and/or the prior owners have conducted to date, including, as applicable:
•	the primary purpose of the trials,
•	when they were conducted,
•	the number of patients,
•	the primary and secondary endpoints and whether such endpoints were achieved.

In addition, please disclose the date the IND was filed and identify the applicable indication, or explain why an IND was not required for such trial.

Response:

We have revised our disclosures to provide descriptions of clinical trials conducted to-date and include the filing of the IND application in response to this comment.

Anti-CAIX Research Program, page 3

Comment:

5.	We refer to the second paragraph under the heading. Please revise to explain how your preclinical experiments with your anti-CAIX antibodies demonstrated strong ADCC and CDC mediated killing of CAIX-positive human RCC cell lines in tissue culture.

Response:

We have revised our disclosure in the second paragraph under the heading in response to this comment.

April 27, 2016

Intellectual Property and Patents, page 3

Comment:

6.	Please revise your disclosure on page 4 to explain briefly the term “national stage filings” and update your disclosure given that these filings came due in February 2016.

Response:

We have revised our disclosure on page 4 in response to this comment.

Licensing Agreements and Collaborations, page 5

Comment:

7.	For each of the agreements addressed in this section, please revise your discussion of the term and termination provisions to indicate what year the agreement is scheduled to terminate based on existing patent rights. With respect to the Teva agreement, please revise your discussions in romanettes (i), (ii) and (iii) to explain when each of these periods conclude. Also, revise your discussions of the four agreements to disclose whether you have incurred or paid any material milestone payments to date.

Response:

We have revised the disclosure regarding the milestone payments to date in response to this comment.  With regard to the term and termination disclosure, it is very difficult if not impossible to actually determine a termination date for each.  This is due to the fact that they are partially tied to the anniversary of the first commercial sale, which cannot be determined at this time.  Further, it is also tied to the expiration date of the underlying patents in each country, which will vary.  We believe that including the factors that will govern a termination of the license agreement, as mentioned above is sufficient for the disclosure.

April 27, 2016

Dana-Farber Cancer Institute, Inc., page 5

Comment:

8.	We note your description of “exclusive” worldwide rights with respect to the Dana-Farber Antibodies. Please clarify your disclosure to explain how the worldwide rights relate to the “Field of Use” (e.g. certain indications) as defined in the agreement.

Response:

We have revised our disclosure of the worldwide rights in response to this comment.

Comment:

9.	Please revise to disclose the equity percentages contained in Articles 5.3 and 5.5. Also, revise your disclosure concerning the 500,000 issuance to also discuss the 136,830 issuance referenced on page F-15.

Response:

We have revised our disclosures to include the applicable equity percentages and issuances in response to this comment.

NeuPharma, Inc., page 5

Comment:

10.	We reference Schedule A of your Founders Agreement filed as Exhibit 10.1. Please revise your disclosure to describe briefly the material terms and status of the Option Agreement relating to the NeuPharma License Agreement.

Response:

We have revised our NeuPharma, Inc. disclosure on page 5 in response to this comment.

April 27, 2016

Comment:

11.	We refer to your disclosure on page F-14 which references $1.6 million in work orders that you made pursuant to a NeuPharma Sponsored Research Agreement. Please revise your disclosure on page 5 to discuss your collaboration with NeuPharma and the material terms of the agreement governing that relationship. Please also file the agreement as an exhibit or explain why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Response:

We have revised the disclosure regarding our collaboration with NeuPharma on page F-14 by indicating that TG Therapeutics, Inc. has assumed all costs related to this work order. As a result, we do not believe that the material terms of the agreement on page 5 require revision.

Fortress controls a voting majority of our common stock..., page 34

Comment:

12.	Please tell us why you revised the heading to remove the disclosure concerning supermajority status for the Class A common. In this regard, please revise to clarify whether the terms of the Class A shares guarantee that Fortress will always retain supermajority voting status.

Response:

We have revised the applicable disclosure on page 34 in response to this comment.

Compensation Arrangements for Executive Officers, page 41

Comment:

13.	We refer to your biographical and compensation disclosures for Mr. Horin. In this regard, we note Fortress Biotech in its most recent Form 10-K filing discloses that Mr. Horin serves as the Interim Chief Financial Officer for Avenue Therapeutics, Inc. Please revise Mr. Horin’s biographical disclosures, as applicable, to include his service to Avenue Therapeutics, Inc.

Response:

We have revised Mr. Horin’s biography to include his position as Interim Chief Financial Officer for Avenue Therapeutics, Inc.

April 27, 2016

Comment:

14.	Please revise to clarify whether Mr. Horin is a full-time employee. If he is not, then revise to include risk factor disclosure concerning the part-time status of your Interim Chief Financial Officer and disclose the number of service hours per month he provides to you.

Response:

We have revised Mr. Horin’s biography to disclose his part-time employment status in response to this comment. Due to his status as a consultant, we do not believe that it is necessary to include Mr. Horin’s part-time employment status in our risk factor disclosures and, therefore, have not included it.

Item 10. Recent Sales of Unregistered Securities, page 48

Comment:

15.	Please disclose the exemption upon which you rely for each of the issuances. Refer to Item 701 of Regulation S-K.

Response:

We have revised our disclosures in Item 10 in response to this comment.

Exhibits

Comment:

16.	We refer to your Note 1 on page F-7. Please file all assignment and assumption agreements with Fortress as exhibits to your Form 10.

Response:

Our assignment and assumption agreements are pro forma and do not contain any material terms, therefore we do not believe that our assignment and assumption agreements with Fortress are material and, thus, we have not filed them.

April 27, 2016

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Mark F. McElreath